November 12, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	StrikeForce Technologies, Inc.
Offering Statement on Form 1-A as Amended
File number: 024-11267

Ladies and Gentlemen:

On behalf of StrikeForce Technologies, Inc., a Wyoming corporation, I hereby withdraw my request for qualification of the above made on October 15, 2020 as the Offering Circular presented has been revised to expand on the disclosure regarding the Broker compensation.

Sincerely,

/s/ Mark Kay

Mark Kay

Chief Executive Officer

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